Yukon-Nevada Gold Corp. Announces Second Quarter Results for 2011

Vancouver, BC – August 16, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) today announced its financial and operational results for the second quarter ended June 30, 2011. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Transition to International Financial Reporting Standards (IFRS)
The condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. The Company previously prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian GAAP to IFRS is set out in Note 20 to the condensed consolidated interim financial statements. The Company’s 2010 comparative amounts have been presented in accordance with IFRS. As the date of transition was January 1, 2010 the 2009 quarterly comparative information has not been presented in accordance with IFRS.

Highlights for the three-month period ended June 30, 2011 include:

  The Jerritt Canyon Mine produced 22,168 ounces from purchased ore, stockpiles and mining operations in the three months ended June 30, 2011, compared with 18,441 ounces in 2010, reflecting a 20% increase in production despite continued shutdowns (both scheduled and unscheduled) during the quarter primarily resulting from a lack of spare parts. With the funding the Company has raised, steps have been taken to increase the supplies on hand to minimize unscheduled shutdowns that occur.

  The Company continued acquiring the necessary mining equipment for mining the SSX- Steer mine, commenced work on the upgrading of various components of the process mill, including the re-engineering of the current dryer circuit and the refinery controls, and began work on the construction of the second tailings facility, which will not only bring the Company into compliance with current standards but also extend the life of the property through increased storage capacity.

  During the quarter the Company purchased 67,899 tons of ore from Newmont USA Limited (“Newmont”), containing 16,375 ounces, at an average cost per wet ton of $273 per dry ton.

  Small Mine Development, LLC delivered 53,150 tons to the mill containing 9,889 ounces from the Smith mine during the quarter, lower than the previous quarter at the direction of mill operations in order to align with the production levels at the Jerritt Canyon mill.

  The Company recorded net income of $22.9 million in the second quarter of 2011 compared to net income of $4.5 million (under International Financial Reporting Standards) in the second quarter of 2010. The net income recorded for the three months ended June 30, 2011 was the result of a $36.6 million gain in the fair value of warrants recorded as derivative liabilities. The gross margin was a loss of $1.9 million in 2011 against a loss of $1.7 million in the three months ended June 30, 2010.

  On May 31, 2011 the Company closed a non-brokered private placement for a total of 33.5 million units with Deutsche Bank AG at a price of C$0.43 per unit for proceeds of C$14.4 million. Each unit contains one common share and one warrant with a 24 month term at an exercise price of C$0.55.

Jerritt Canyon Overview

During the second quarter the Company produced 22,168 ounces and sold 18,341 of these ounces at an average gold price of $1,541. Another 1,000 of these ounces were transferred to a third party in settlement of a forward contract that became due on June 30. Production continued to experience lower production levels as the processing mill experienced extended shutdown periods resulting from low spare parts inventory levels. With the financing raised late in the quarter the Company began building up these inventory levels again and subsequent results should show improvement in overall production levels.

Newmont continued to deliver ore at a regular rate to Jerritt Canyon, focusing on higher grade ore throughout the quarter which resulted in a slightly higher cost per ton.

The Jerritt Canyon NI 43-101 report was finalized on June 28, 2011. As of January 1, 2011 the Proven and Probable reserves are estimated at 717,000 ounces of gold at an average grade of 0.164 ounces of gold per ton (opt) or 5.62 grams of gold per tonne (gpt) as summarized in the NI 43-101 report. The new mineral resource now comprises a Measured resource of 1.08 million ounces, an Indicated resource of 1.46 million ounces, and an Inferred resource of 0.89 million ounces. The new robust model used in determining these resources significantly increases the potential of the property and has provided the Company additional areas to explore and develop.

The Company continued underground exploration drilling during the second quarter and has subsequently commenced surface exploration drilling in the third quarter as the new bonding requirements were settled. Exploration efforts are also focusing on historic mined pits in the north end of the property which would extend the longevity of Jerritt Canyon for several years.

The Company has made significant progress towards completing key items under the terms of the Consent Decree. The Company is continuing work on the construction of the second tailing facility, completing the installation of a barge facility to support the operation of the already installed evaporators, and commenced engineering and design work on systems to reduce emissions from the ore dryer and refinery. The Company will also be working on a number of engineering changes to the mill, upgrading the mill process control technology and finishing the winterization of the mill.

Ketza River Overview

Work at Ketza River focused on the acquisition and construction of a new replacement camp, including water wells, septic systems and pipelines. The other primary focus during the quarter was the review of documents prepared by the third party engineering firm which will form the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) project proposal to be submitted in the third quarter of 2011.

The Ketza River NI 43-101 report was finalized on June 28, 2011 with an effective date of January 25, 2010. The resources included in this document include all of the 2008 drill holes. The report showed a total Measured resource of 29,000 ounces at an average grade of 5.38 gpt and a total Indicated resource of 388,700 ounces at an average grade of 5.46 gpt, along with an Inferred resource of 67,300 ounces at an average grade of 4.62 gpt.

The updated resource estimate has been used to delineate the mining plan for use in the Project Description Report being organized by the third party engineering firm as part of the submission to YESAB in the third quarter of 2011.

Robert Baldock, President and CEO, states, “As we move forward fully capitalized we aim to achieve our targeted production run rate of 150,000 ounces by the end of 2011 and return to the path of profitability in 2012. With gold prices at their current levels and the global economy in an upheaval, we are in a good growth position as we continue to improve our milling facility and bring the SSX-Steer mine into production.”

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com.

This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.